UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Silver Pearl Enterprises, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 333-124837

Nevada	45-0538522
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Qingshi Industrial Park Ningbo Economic & Technological Development Zone Ningbo, Zhejiang Province People’s Republic of China 315803
(Address of principal executive offices)

(86)-574-8623-2955
(Registrant’s telephone number, including area code)

Approximate Date of Mailing: April 30, 2010

Silver Pearl Enterprises, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
People’s Republic of China 315803

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF SILVER PEARL ENTERPRISES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Silver Pearl” “we,” “us,” and “our” include Silver Pearl Enterprises, Inc.  and, if the context of such references is subsequent to the Share Exchange transaction described below, its wholly-owned subsidiary, Keyuan International Group Limited, a company organized under the laws of British Virgin Islands (“Keyuan International”), and Keyuan International’s wholly-owned operating subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share exchange transaction described below.  The date of this Information Statement is April 30, 2010.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2010 and is being mailed to our stockholders of record as of April 21, 2010 (the “Record Date”). The mailing date of this Information Statement will be on or about April 30, 2010. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the Share Exchange described below, there was a change in our Board and executive officers. Ms. Denise D. Smith, who served as our sole executive officer and director, resigned from all her executive officer positions effective immediately, and after appointing Mr. Chunfeng Tao to serve as Chairman of the Board, Ms. Smith tendered her resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Tao to also serve as our Chief Executive Officer, Chief Financial Officer and President, with all such appointments to be effective immediately.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF SILVER PEARL

SHARE EXCHANGE TRANSACTION WITH KEYUAN INTERNATIONAL

On April 22, 2010 (the “Closing Date”), we entered into a Share Exchange Agreement (the “Exchange Agreement”), by and among Keyuan International Group Limited (“Keyuan International”), a company organized under the laws of the British Virgin Islands, Delight Reward Limited, the sole shareholder of Keyuan International, a company organized under the laws of the British Virgin Islands (the “Keyuan International Shareholder”), and Ms. Denise D. Smith, our former principal stockholder. Pursuant to the terms of the Exchange Agreement, the Keyuan International Shareholder transferred to us all of the issued and outstanding ordinary shares of Keyuan International (the “Keyuan International Shares”) in exchange for the issuance of 47,658 shares of our Series M preferred stock, par value $0.001 per share (the “Series M Preferred Stock”) (such transaction is sometimes referred herein as the “Share Exchange”). As a result of the Share Exchange, we are now the holding company of Keyuan Plastics Co., Ltd., the operating subsidiary of Keyuan International organized in the People’s Republic of China (“China” or, the “PRC”) and engaged in manufacturing and supplying various petrochemical products in China.

Immediately prior to the Share Exchange, 3,264,000 shares of our common stock, par value $0.001 (the “Common Stock”) then outstanding were cancelled and retired.

As of the Record Date, we had a total of 5,696,800 shares of Common Stock issued and outstanding and -0- shares of preferred stock issued and outstanding.

General Business Summary of Keyuan International

Operating through our wholly-owned subsidiary, Keyuan Plastics, Co., Ltd. (“Keyuan Plastics”), located in Ningbo, China, we are a leading independent manufacturer and supplier of various petrochemical products in China. Through Keyuan Plastics, our operations include (i) an annual petrochemical manufacturing capacity of 550,000 metric tons (MT) of a variety of petrochemical products, (ii) facilities for the storage and loading of raw materials and finished goods, (iii) a manufacturing technology that can support our manufacturing process with low raw material costs and high utilization and yields, (iv) a strong management team consisting of petrochemical experts with proven track records from some of China’s largest state-owned enterprises in the petrochemical industry, and (v) a robust customer base with long-term purchase contracts.

VOTING SECURITIES

Our authorized capital stock consists of 70,000,000 shares: 50,000,000 shares of Common Stock are authorized, par value $0.001 per share, of which 3,094,362 shares are outstanding as of April 28, 2010, and 20,000,000 shares of the Company’s preferred stock are authorized, par value $0.001 per share, of which 11,000,000 are designated and authorized as Series A Preferred Stock, of which 5,954,058 shares are outstanding and 47,658 shares are designated and authorized as Series M Preferred Stock, of which 47,658 shares are outstanding. Each share of the Series M Preferred Stock is convertible into one share of Common Stock at such time when we file an amendment to our articles of incorporation to increase the number of our authorized common stock to one hundred thousand (100,000,000) shares. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of April 30, 2010 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o Keyuan Plastics, Co. Ltd., Qingshi Industrial Park, Ningbo Economic & Technological Development Zone, Ningbo, Zhejiang Province, People’s Republic of China 315803.  All share ownership figures include shares of our common stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of April 30, 2010, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership Before the Share Exchange	Percentage of Outstanding Shares Before the Share Exchange (1)	Amount and Nature of Beneficial Ownership After the Share Exchange		Percentage of Outstanding Shares After the Share Exchange (2)
Art Expectations, LLC	400,000	7.02%	-		-%

AVMP Enterprises, LLC	360,000	6.32%	-		-%

Delight Reward Limited (3)	-	-	47,658,000	(4)	93.9%

Chunfeng Tao (5)	-	-	0		0%

Denise D. Smith (6)	4,000,000	70.21%	50,000	(7)	1.62%

TriPoint Capital Advisors, LLC (8)	480,000	8.43%	480,000		15.51%

All Directors, Executive Officers and Director Nominees before the Share Exchange, as a Group (1 person)	4,000,000	70.21%	-		-

All Directors, Executive Officers and Director Nominees after the Share Exchange and after the Effective Date of this Schedule, as a Group (1 persons)	-	-	50,000		1.62%
___________________
* Less than one percent

(1)	The numbers in this column are based on 5,696,800 shares outstanding prior to the cancellation of the 3,264,000 shares of Common Stock.

(2)	The numbers in this column are based on 3,094,362 shares of Common Stock issued and outstanding as of April 28, 2010.

(3)
Delight Reward Limited is owned by Apex Smart Limited (45.6132%), Best Castle Investments Limited (23.2523%), Chance Brilliant Holdings Limited (20.5694%), Harvest Point Limited (5.3896%) and Strategic Synergy Limited (5.1755%). Mr. Brian Pak-Lun Mok is the controlling person of Apex Smart Limited (subject to a share transfer agreement described in Current Report on Form 8-k filed on April 28, 2010). Mr. O. Wing Po is the controlling person of Best Castle Investments Limited (subject to the share transfer agreement described in Current Report on Form 8-k filed on April 28, 2010). Mr. Lo Kan Kwan is the controlling person of Chance Brilliant Holdings Limited (subject to the share transfer agreement described in Current Report on Form 8-k filed on April 28, 2010). Mr. Brian Pak-Lun Mok is the controlling person of Harvest Point Limited (subject to the share transfer agreement described in Current Report on Form 8-k filed on April 28, 2010). Mr. Brian Pak-Lun Mok is the controlling person of Strategic Synergy Limited (subject to the share transfer agreement described in Current Report on Form 8-k filed on April 28, 2010).

(4)
In connection with the Share Exchange, Delight Reward will be issued 47,658 shares of Series M Preferred Stock that will convert into 47,658,000 shares of Common Stock at such time when we amend our Articles of Incorporation to increase the number of authorized shares to one hundred million (100,000,000).

(5)
Pursuant to a share transfer agreement, Mr. Chunfeng Tao, our Chairman, Chief Executive Officer, President and Chief Financial Officer, will have an option, subject to certain performance targets, to purchase from Mr. Brian Pak-Lun Mok, the current sole shareholder of Apex Smart Limited (the current owner of 45.6132% of the share capital of Delight Reward Limited), up to 100% of Apex Smart Limited equity, which, upon exercise, would entitle Mr. Tao to own 45.6132% of the equity of Delight Reward Limited. Accordingly, upon exercise of such option, Mr. Tao will indirectly (through his 45.6132% ownership of Delight Reward Limited) own and control 21,738,338 shares of our Common Stock after giving effect to the conversion of the Series M Preferred Stock.

(6)	Ms. Smith’s resignation from our Board shall become effective on the Effective Date.

(7)	At the closing of the Share Exchange, Ms. Smith cancelled and transferred an aggregate of 3,950,000 shares of our Common Stock that she owned.

(8)	Mark Elenowitz and Michael Boswell, along with Louis Taubman, share voting and dispositive power over the securities held by TriPoint Capital Advisors, LLC.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Exchange, there was a change in our Board and executive officers. Ms. Denise D. Smith, who served as our sole executive officer and director, resigned from all her executive officer positions effective immediately, and after appointing Mr. Chunfeng Tao to serve as Chairman of the Board, Ms. Smith tendered her resignation as a director, with such resignation to be effective on the Effective Date. Our Board then appointed Mr. Tao to also serve as our Chief Executive Officer, Chief Financial Officer and President, with all such appointments to be effective immediately.

None of the directors appointed to our Board were members of the Board prior to the Share Exchange and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the Share Exchange

Name	Age	Position(s) with Silver Pearl
Denise D. Smith (1)	53	Chief Executive Officer, Chief Financial Officer, Secretary and Director

(1)	Ms. Smith’s resignation from our Board shall become effective on the Effective Date.

Denise D. Smith

Ms. Smith graduated from Oklahoma State University with a degree in Advertising and Public Relations. She held various sales positions selling advertising for brochures, magazines and a television station. These positions required her to interact with business owners and help them develop an advertising and marketing plan for their business and working with local and national advertising agencies in selling advertising for their clients. This entailed describing the different advertising avenues which gave her an expertise in the advertising and marketing area. She also was required to develop territories and generate new business for her employers. After working successfully in these sales positions she took time to raise a family. Since June 4, 2004, she has been the sole officer and director of Silver Pearl Enterprises, Inc.

Director Appointee

Name	Age	Position
Chunfeng Tao (1)	43	Chief Executive Officer, Chief Financial Officer, President and Chairman

(1)	Mr. Tao’s appointment to our Board shall become effective on the Effective Date.

Mr. Chunfeng Tao, Chief Executive Officer, President and Chairman

Mr. Tao has over 20 years’ extensive experience in the petrochemical industry. Between 2005 and 2008, he served as President of Ningbo Hebang Chemical Co., a company with annual revenue of 10 billion RMB, which he managed and built to an annual production capacity of 250,000 MT for aromatic and heavy oil cracking products. Between 2002 and 2005, Mr. Tao served as Executive Vice President of Ningbo Daxie Liwan Petrochemcials Co., a company with annual revenue of 6 billion RMB. Under his management, the company’s annual production was increased to 500,000 MT of high grade asphalt. Between 1989 and 2002, Mr. Tao served in various senior management and technical positions at Sinopec Zhenhai Refining & Chemical Co., the largest base for crude oil processing and sour crude oil processing in China, and won over 30 technological innovations, management awards and distinction during his service period.

Mr. Tao received his Bachelor of Science in Petroleum Processing from Guangdong Petrochemical College and Master of Science in Chemical Engineering from China University of Petrochemical.

CORPORATE GOVERNANCE

Committees of the Board of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “SVPE.”  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges.  Therefore, we intend that a majority of our directors will eventually be independent directors and at least one of our new independent directors will qualify as an “audit committee financial expert.”  Additionally, we will adopt charters relative to each such committee.  Following the Share Exchange, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

Directors Attendance at Meetings

During fiscal 2009, the Board held [seven] meetings.  None of the directors attended fewer than 100% of the total number of Board of Directors meetings.

EXECUTIVE OFFICERS

In connection with the Share Exchange, Ms. Smith resigned as our Chief Executive Officer and Chief Financial Officer and at such time our Board appointed Mr. Chunfeng Tao to serve as our Chief Executive Officer, Chief Financial Officer and President.  A brief description of the previous business experience of Mr. Tao is provided above in the Changes to our Board of Directors section of this Schedule.

Our Board subsequently appointed the following person to serve as executive officer of the Company in the following capacity:

Name	Age	Position
Mr. Chunfeng Tao	43	Chief Executive Officer and Chief Financial Officer

Family Relationships

There are no family relationships between any of our directors or executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2009 all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth all cash compensation paid by us, as well as certain other compensation paid or accrued, in 2009 and 2008 to each of the following named executive officers.

Summary Compensation of Named Executive Officers

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Denise D. Smith, Chief Executive Officer and Chief Financial Officer, President and Secretary (1)	2009	-	-	-	-	-
	2008	-	-	-	-	-
Chunfeng Tao, President, Chief Executive Officer and Chief Financial Officer	2009	73,148	-	-	-	73,148
	2008	65,886	-	-	-	65,886
______________________________
(1) Resignation effective on the Effective Date.

In addition, our executive officers and/or their respective affiliates will be reimbursed by us for any out-of-pocket expenses incurred in connection with activities conducted on our behalf.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

Employment Agreements

On May 1, 2007, Keyuan Plastics Co., Ltd., our wholly-owned PRC subsidiary (“Keyuan Plastics”), entered into a non-fixed term employment agreement with Mr. Chunfeng Tao, pursuant to which, Keyuan Plastics hired Mr. Tao as its general manager effective May 1, 2007. The compensation in connection with this employment shall be commensurate with Mr. Tao’s duties and responsibility as the general manager and subject to mutual agreement between Mr. Tao and Keyuan Plastics.

On May 1, 2007, Keyuan Plastics also entered into a confidentiality and non-compete agreement with Mr. Tao, pursuant to which, Mr. Tao agrees, among others, (i) that he will keep in confidence all Keyuan Plastics confidential information obtained in connection with such employment; (ii) that Keyuan Plastics has the sole ownership right to all Keyuan Plastics intellectual properties, either developed by Mr. Tao individually or collectively with other parties during his employment term or within one (1) year following the termination of his employment; and (iii) that within two (2) years following the termination of his employment, he will not, directly or indirectly, engage in any business or other activities related to Keyuan Plastics confidential information that he obtained during his last five (5) years of employment (or such less term) with Keyuan Plastics.

Director Compensation

We have not paid our directors fees in the past for attending board meetings.  In the future, we may adopt a policy of paying independent directors a fee for their attendance at board and committee meetings.  We reimburse each director for reasonable travel expenses related to such director’s attendance at board of directors and committee meetings.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

Lock Up Agreements

On the April 22, 2010, we entered into a lock-up agreement with Delight Reward Limited, our majority shareholder of Series M Preferred Shares, whereby such entity is prohibited from selling the Company’s securities until six (6) months after the effective date of the registration statement required to be filed under the Registration Rights Agreement. For one (1) year thereafter, it will be permitted to sell up to 1/12 of its initial holdings every month.

Securities Escrow Agreement

On April 22, 2010, we entered into a make good escrow agreement with Delight Reward Limited (the “Securities Escrow Agreement”), pursuant to which Delight Reward and its shareholders delivered into an escrow account 5,000 shares of Series M Preferred Stock convertible into an aggregate of 5,000,000 shares of Common Stock to be used as a share escrow for the achievement of a Fiscal Year 2010 net income performance threshold of $33.0 million. With respect to the 2010 performance year, if we achieve less than 95% of the 2010 performance threshold, then the escrowed shares for such year will be delivered to the Investors in the amount of 500,000 shares for each full percentage point by which such threshold was not achieved, up to an aggregate maximum of 5,000,000 shares.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Exchange, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Silver Pearl Enterprises, Inc.
c/o Keyuan Plastics, Co., Ltd.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province
People’s Republic of China 315803
Attn: Chief Executive Officer
Telephone: +86-574-8623-2955
Facsimile: +86-574-8623-2616

Your letter should indicate that you are a stockholder of the Company.  Depending on the subject matter, management will:

▪	Forward the communication to the Director or Directors to whom it is addressed;
▪	Attempt to handle the inquiry directly; or
▪	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Silver Pearl Enterprises, Inc.

	By:	/s/ Chunfeng Tao
Name: Chunfeng Tao
Title: Chief Executive Officer and President

Dated: April 30, 2010